FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Details of Disposition of Treasury Shares as Stock Award

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 2, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Finalizes Details of Disposition of Treasury Shares as Stock Award

Tokyo, May 2, 2023—Nomura Holdings, Inc. (the “Company”) today announced that the number of shares disposed and the number of allottees, etc., of Restricted Stock Unit (RSU) No.5, Restricted Stock Unit (RSU) No.11, Restricted Stock Unit (RSU) No.17, Restricted Stock Unit (RSU) No. 23 and Restricted Stock Unit (RSU) No. 29 have been finalized, which relate to the disposition of treasury stock determined by its Executive Management Board held on May 14, 2018 (the “2018 Decision”), announced in its news release “Nomura Determines to Make Disposition of Treasury Shares as Stock Award and Submits Shelf Registration Statement” dated May 14, 2018, Executive Management Board held on May 16, 2019 (the “2019 Decision”), announced in its news release “Nomura Determines to Make Disposition of Treasury Shares as Stock Award” dated May 16, 2019, Executive Management Board held on May 27, 2020 (the “2020 Decision”), announced in its news release “Nomura Determines to Make Disposition of Treasury Shares as Stock Award” dated May 27, 2020, Executive Management Board held on May 17, 2021 (the “2021 Decision”), announced in its news release “Nomura Determines to Make Disposition of Treasury Shares as Stock Award” dated May 17, 2021 and Executive Management Board held on May 19, 2022 (the “2022 Decision”), announced in its news release “Nomura Determines to Make Disposition of Treasury Shares as Stock Award” dated May 19, 2022 as outlined below.

RSU No.5

1. Disposition Date of Treasury Shares	May 1, 2023

2. Class and Number of Shares Disposed	614,844 shares of common stock of the Company

3. Disposition Price	611.4 yen per share

4. Total Amount of Disposition Price	375,915,622 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2018 Decision
Value of Assets to be Contributed: 375,915,622 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	1 Employee, etc. of the Company 1,234 shares

108 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 613,610 shares

RSU No.11

1. Disposition Date of Treasury Shares	May 1, 2023

2. Class and Number of Shares Disposed	342,054 shares of common stock of the Company

3. Disposition Price	371 yen per share

4. Total Amount of Disposition Price	126,902,034 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2019 Decision
Value of Assets to be Contributed: 126,902,034 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	0 Employees, etc. of the Company 0 shares

63 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 342,054 shares
RSU No.17

1. Disposition Date of Treasury Shares	May 1, 2023

2. Class and Number of Shares Disposed	13,095,201 shares of common stock of the Company

3. Disposition Price	436 yen per share

4. Total Amount of Disposition Price	5,709,507,636 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2020 Decision
Value of Assets to be Contributed: 5,709,507,636 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	6 Directors and Executive Officers of the Company (Excluding Outside Directors) 79,878 shares

24 Employees, etc. of the Company 50,878 shares

1,507 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 12,964,445 shares

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RSU No.23

1. Disposition Date of Treasury Shares	May 1, 2023

2. Class and Number of Shares Disposed	11,130,199 shares of common stock of the Company

3. Disposition Price	577 yen per share

4. Total Amount of Disposition Price	6,422,124,823 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2021 Decision
Value of Assets to be Contributed: 6,422,124,823 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	8 Directors and Executive Officers of the Company (Excluding Outside Directors) 64,166 shares

27 Employees, etc. of the Company 39,029 shares

1,901 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 11,027,004 shares
RSU No.29

1. Disposition Date of Treasury Shares	May 1, 2023

2. Class and Number of Shares Disposed	18,453,975 shares of common stock of the Company

3. Disposition Price	479 yen per share

4. Total Amount of Disposition Price	8,839,454,025 yen

5. Assets Contributed and Description and Value of Such Assets	Assets Contributed: assets other than cash (contribution-in-kind) Description of Assets: monetary compensation claims granted by the Company pursuant to the 2022 Decision
Value of Assets to be Contributed: 8,839,454,025 yen (price per share is equivalent to the disposition price)

6. Method of Disposition	Allotted as a stock award to the allottees listed in 8 below

7. Method of Performance of Contribution	Through a contribution in-kind of monetary compensation claims

8. Allottees and Number of Shares Allotted	7 Directors and Executive Officers of the Company (Excluding Outside Directors) 101,998 shares

26 Employees, etc. of the Company 46,558 shares

1,996 Directors, Executive Officers, and employees, etc., of the Company’s subsidiaries 18,305,419 shares

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ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

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